UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69898 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visions Analysis LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Mckinley Avenue
(No. and Street)

| Endicott | NY | 13760 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co, LLP
(Name – *if individual, state last, first, middle name*)

| 171 Sully's Trail | Pittsford | NY | 14534 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Jeffrey Thatcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visions Analysis LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

REBECCA L. STASKO
Notary Public, State of New York
No. 01ST4988732
Qualified in Broome County
Commission Expires Nov. 18, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISIONS ANALYSIS LLC

(A Wholly Owned Subsidiary of Visions Federal Credit Union)

Financial Statements and Supplemental Schedules

As of December 31, 2020

(With Supplemental Reports Required by Rule 17a-5)

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
TABLE OF CONTENTS
DECEMBER 31, 2020


| FINANCIAL STATEMENTS | PAGE |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 1 |
| STATEMENT OF FINANCIAL CONDITION | 2 |
| STATEMENT OF OPERATIONS | 3 |
| STATEMENT OF CHANGES IN MEMBER'S EQUITY | 4 |
| STATEMENT OF CASH FLOWS | 5 |
| NOTES TO FINANCIAL STATEMENTS | 6 - 16 |
| SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934: | |
| SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION | 18 |
| SCHEDULE II - RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION | 19 |
| SCHEDULE III - INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 | 20 |
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 21 |
| EXEMPTION REPORT | 22 |

Bonadio & Co., LLP
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 25, 2021

To the Governance Committee:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Visions Analysis LLC (a New York limited liability company and wholly owned subsidiary of Visions Federal Credit Union) (the Company) as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Visions Analysis LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedules I-III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I-III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Visions Analysis LLC's auditor since 2017.

Bonadio + Co., LLP

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

**VISIONS ANALYSIS LLC**
**(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2020**

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 2,073,912 |
| Intangible assets - net | 4,442,117 |
| Operating lease right-of-use asset | 307,378 |
| Commission receivable | 34,543 |
| Furniture and equipment - net | 34,318 |
| Prepaid expenses | 13,663 |
| Investment securities | 78,843 |
| TOTAL ASSETS | $ 6,984,774 |
| LIABILITIES AND MEMBER'S EQUITY | |
| Due to Visions Federal Credit Union | $ 291,239 |
| Accounts payable and accrued expenses | 339,884 |
| Operating lease liability | 312,238 |
| TOTAL LIABILITIES | 943,361 |
| Capital | 6,605,025 |
| Retained deficit | (563,612) |
| TOTAL MEMBER'S EQUITY | 6,041,413 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 6,984,774 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

**VISIONS ANALYSIS LLC**
**(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR JANUARY 1, 2020 THROUGH DECEMBER 31, 2020**

| | |
|---|---|
| REVENUES | |
| Advisory fees | $ 2,492,816 |
| Mutual fund | 1,022,951 |
| Variable annuities | 688,266 |
| Other income | 366,073 |
| TOTAL REVENUES | 4,570,106 |
| EXPENSES | |
| Compensation and benefits | 2,735,709 |
| Commission paid to other broker/dealers | 35,556 |
| Occupancy and equipment | 187,293 |
| Travel and entertainment | 28,949 |
| Professional fees | 324,174 |
| Regulatory and exchange fees | 159,660 |
| Professional and administrative services | 126,420 |
| Dues and subscriptions | 32,770 |
| Intangible asset amortization | 572,883 |
| Other expenses | 290,288 |
| TOTAL EXPENSES | 4,493,702 |
| NET INCOME | $ 76,404 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

# VISIONS ANALYSIS LLC
# (A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR JANUARY 1, 2020 THROUGH DECEMBER 31, 2020

| | Retained Deficit | Capital | Total |
|---|---|---|---|
| Balance - January 1, 2020 | $ (640,016) | $ 5,605,025 | $ 4,965,009 |
| Member Contribution | 0 | 1,000,000 | 1,000,000 |
| Net Income | 76,404 | 0 | 76,404 |
| Balance - December 31, 2020 | $ (563,612) | $ 6,605,025 | $ 6,041,413 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

**VISIONS ANALYSIS LLC**
**(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR JANUARY 1, 2020 THROUGH DECEMBER 31, 2020**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income | $ 76,404 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Depreciation expense | 7,481 |
| Intangible asset amortization | 572,883 |
| Noncash lease expense | 31,232 |
| Increase in prepaid expenses | (5,946) |
| Increase in commission receivable | (34,543) |
| Increase in due to Visions Federal Credit Union | 106,513 |
| Increase in accounts payable and accrued expenses | 138,315 |
| Net cash provided by operating activities | 892,339 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of furniture and equipment | (41,799) |
| Purchases of investment securities | (34,447) |
| Purchase of intangible assets | (3,072,500) |
| Net cash used by investing activities | (3,148,746) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital Contribution from member | 1,000,000 |
| Net cash provided by financing activities | 1,000,000 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (1,256,407) |
| CASH AND CASH EQUIVALENTS: | |
| Cash and cash equivalents - January 1, 2020 | 3,330,319 |
| Cash and cash equivalents - December 31, 2020 | $ 2,073,912 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Visions Analysis LLC (the "Company") a New York limited liability company is registered as a limited-purpose securities broker-dealer with the Securities and Exchange Commission ("SEC"), pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Visions Federal Credit Union (the Credit Union). The Company was originally incorporated in 2016 with operations as a limited-purpose securities broker-dealer beginning on August 25, 2017. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions to Credit Union members and non-members located across upstate New York, northern and central Pennsylvania, and northern New Jersey.

The Company is a non-carrying broker-dealer and has no possession or control obligation under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker-dealer and the Company.

Since the Company's operations as a limited-purpose securities broker-dealer began on August 25, 2017, the Company has funded a portion of its operations and strategic acquisitions through capital contributions from the Credit Union, the Company's parent. Accordingly, future operations may be dependent on continued support from the parent Credit Union.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents consist of funds due from banks, which, at times, may exceed federally insured limits. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2020. All short-term investments with an original maturity of three months or less are cash equivalents.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's customers' securities transactions are executed by LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

Fair Value Measurements

Financial instruments including accounts payable and accrued expenses, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Fair value of these instruments approximates historical cost.

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

*Level 1* – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Level 2* – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

*Level 3* – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

The Company records investment securities at fair value with the valuations from quoted market prices and are considered Level 1 inputs in the fair value hierarchy.

Investment Securities

The Company's investment securities consist of mutual funds and relate to the Company's 409a plan as discussed in Note 8.

Investment securities are exposed to various risks such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Revenue from Contracts with Customers

The majority of the Company's revenues come from commission revenue and fees related primarily to the sale of investment services and products (identified as Revenue from Advisory fees, Mutual fund, Variable annuities, and Other income on the Statement of Operations). These services and products are offered to customers through LPL Financial. Revenues are recorded on the settlement date, defined as the date that LPL Financial records each transaction which does not differ materially from a trade date basis.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LPL provides brokerage, investment advisory, and insurance products to Credit Union members and non-members. The Company provides locations that are designated as LPL branches, registered representatives, and related infrastructure. The single performance obligation is for the Company to provide locations for LPL branches and the infrastructure for such services to be rendered. The Company has no performance obligations related to the actual customer trade. The Company's sole performance obligation is to LPL and it is performed as the Company's dual employees are permitted to render broker-dealer services. The transaction price is determined as a fixed payout percentage calculated on each transaction cleared by LPL.

### Advertising Expense

Advertising costs are expensed as incurred. Total advertising expense was $73,849 for the year ended December 31, 2020 and is included in Other expenses on the Statement of Operations.

### Furniture and Equipment – Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over a one to ten-year period.

### Intangible Assets

The Company accounts for intangible assets subsequent to their acquisition. Intangible assets with finite lives continue to be amortized over their estimated useful lives and are periodically reviewed to ensure that no conditions exist, indicating that the carrying amount of intangible assets is not recoverable. Intangible assets are stated at cost less accumulated amortization.

### Leases

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842 as disclosed in Note 10. The Company is applying ASC 842 to its sole lease, the use of the office space in December 2020.

### Other Income

Other income predominately includes commissions charges for securities products from brokerage accounts held at LPL Financial. Also significant is administrative and consulting fees charged between the Company and the Credit Union.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table presents Other Income by major source for the year ended December 31, 2020:

| **Other Income** | |
|---|---|
| Commissions Revenue from LPL | $236,781 |
| Management Consulting Fees (Note 7) | 70,000 |
| Principal forgiveness on loan from LPL Financial regarding securities accounts transition (Note 7) | 48,292 |
| Principal forgiveness on loan from LPL Financial regarding representative transition to the Company | 11,000 |
| Total Other Income | $366,073 |

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is exempt from federal and state income taxes in accordance with Section 122 of the Federal Credit Union Act. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2020, management has determined that the Company has no uncertain tax positions.

## NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

*Commissions*

The Company acts as an agent for LPL Financial that provides investment services and products to customers. Upon the settlement date, which is the completion of a sale of investment services or products to a customer, the Company receives a commission from LPL Financial. The performance obligation to LPL Financial is satisfied and commission income is recognized at that point in time.

The following table presents revenue by major source and disaggregated by the type of investment services or products for the year ended December 31, 2020:

| **Revenue from contracts with customers** | |
|---|---|
| Commissions | |
| Advisory fees | $2,492,816 |
| Mutual fund | 1,022,951 |
| Variable annuities | 688,266 |
| Other income from commissions | 236,781 |
| Total commissions revenue | $4,440,814 |

## NOTE 4 – FURNITURE AND EQUIPMENT – NET

Furniture and equipment at December 31, 2020 consist of the following:

| | |
|---|---|
| Furniture and equipment | $ 41,799 |
| Less: Accumulated depreciation and amortization | 7,481 |
| Furniture and Equipment – Net | $ 34,318 |

Depreciation expense was $7,481 for the year ended December 31, 2020.

## NOTE 5 – INTANGIBLE ASSETS

On January 2, 2020, the Company completed the purchase of the business books, records, notes, memoranda, and papers associated with the securities accounts serviced by a financial services company for a total payment of $3,025,000. 10% of the purchase price or $302,500 was paid in January 2016 and recorded as an intangible asset at the time of payment. In conjunction with the January 2020 purchase, a customer list intangible asset for the remaining 90% or $2,722,500 was recorded.

On February 10, 2020, the Company completed the purchase of the business books, records, notes, memoranda, and papers associated with the securities accounts serviced by a single financial services representative. The purchase price was $350,000 and a corresponding customer list intangible asset was recorded at the time of purchase.

Intangible assets, net of amortization, consisted of the following at December 31, 2020:

| | |
|---|---|
| Intangible assets – customer lists | $4,442,117 |
| Total | $4,442,117 |

The gross carrying value of customer list was $5,255,000 and accumulated amortization was $812,883 at December 31, 2020. Amortization expense is computed using a straight-line method based on estimated duration of customer relationship, with useful lives ranging from 9 to 10 years, and was $572,883 for the year ended December 31, 2020.

## NOTE 5 – INTANGIBLE ASSETS (continued)

Future amortization expense for customer list intangibles at December 31, 2020 are as follows:

| | |
|---|---|
| 2021 | $ 575,800 |
| 2022 | 575,800 |
| 2023 | 575,800 |
| 2024 | 575,800 |
| 2025 | 575,800 |
| Thereafter | 1,546,117 |
| Total | $4,425,117 |

## NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has an outstanding obligation of $175,000 for the year ended December 31, 2020 which is included in Accounts payable and accrued expenses on the Statement of Financial Condition. The obligation is in connection with the February 10, 2020 purchase described in Note 5. The purchase price was $350,000, payable in equal installments of $175,000 with the first payment made on the date of the closing, February 10, 2020, and final payment due January 2, 2021.

In conjunction with the January 2, 2020 purchase described in Note 5, the Company entered into consulting agreements with two consultants that continue until December 31, 2023 for a combined annual fee of $240,000.

There has not been a material adverse impact on the Company's financial position for the year ended December 31, 2020 because of the coronavirus (COVID-19) pandemic. Management is currently evaluating the impact of COVID-19 on the Company's future operations and has determined that while it is possible for the Company's financial position and operations to be negatively impacted, the specific impact is not readily determinable as the date of these financial statements.

The Company is involved in customer disputes in the normal course of its securities business. Resolution of disputes has not had a material adverse effect on the Company's financial position for the year ended December 31, 2020.

Management of the Company, after consultation with outside legal counsel, believes that it is premature to determine whether the resolution of any existing disputes will result in any material adverse effect on the Company's financial position.

## NOTE 7 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the parties, the Credit Union transferred an intangible asset to the Company after the Company was approved as a limited purpose broker-dealer. The intangible asset originated in 2016 with the Credit Union's purchase of the securities accounts and all related books, records, notes, memoranda, and papers, serviced by an unrelated financial services business, O'Connor Investments. The purchase was executed on October 27, 2017 for $2,200,000. Also see Note 5.

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services of $126,420 and the cost of office space of $52,200 for the year ended December 31, 2020. The cost of allocated office space is included in Occupancy and equipment expense on the Statement of Operations.

Pursuant to agreements between the parties, the Credit Union is charged by the Company for administrative and consulting services of $70,000 for the year ended December 31, 2020. The revenue is included in Other income on the Statement of Operations.

Pursuant to agreements between the parties, the Credit Union provides bill payment services on behalf of the Company. The Credit Union funds and pays obligations such as, salaries, benefits, regulatory fees, operating expenses, and other miscellaneous expenses of the Company, offsetting an intercompany payable account. The Company records expenses in the current period offsetting a similar intercompany payable account. The Company reimburses the Credit Union the month following payment by the Credit Union. The amount of net intercompany payable was $291,239 at December 31, 2020. The Company paid the Credit Union a total of $3,328,051 during the year ending December 31, 2020.

The Company's qualifying personnel are covered under a defined benefit retirement plan and post-retirement medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $123,659 for the year ended December 31, 2020 which is included in Compensation and benefits expense on the Statement of Operations.

The Company's qualifying personnel are covered under a medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $170,714 for the year ended December 31, 2020 which is included in Compensation and benefits expense on the Statement of Operations.

## NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

Pursuant to an agreement between the parties, the Credit Union transferred $48,292 of revenue to the Company, which is included in other income on the statement of operations that resulted from principal forgiveness on a loan that the Credit Union received from LPL Financial. LPL Financial paid $241,457 on November 14, 2016 to the Credit Union, in the form of a 5-year loan, to replace lost revenue and fees related to the Credit Union's purchase and transition of securities accounts from an unrelated financial services firm. Principal owed on the loan is forgiven on the loan's anniversary date and recorded as revenue.

## NOTE 8 - EMPLOYEE BENEFITS

### Defined Benefit Plan

The Credit Union has a noncontributory defined benefit retirement plan covering substantially all its and the Company's employees. The benefits are based on final average salary and years of credited service. The net effect of the Company's participation in the Credit Union's defined benefit plan was $50,423 for the year ended December 31, 2020 and included in Compensation and benefits on the Statement of Operations.

### Defined Contribution Plan

The Credit Union has a voluntary 401(k) Deferred Compensation Plan for eligible employees including the Company's employees. A participant may defer any percentage of gross salary up to $19,500 per year. If age 50 or older, a participant may defer an additional $6,500 per year. Participant deferrals are matched by the Company in an amount of 1% to 3.5%, which vests according to years of service. Total contributions by the Company was $66,507 for the year ended December 31, 2020 and included in Compensation and benefits on the Statement of Operations.

### 409(a) Plan

Deferred Compensation Plan – The Company has a non-qualified deferred compensation plan for qualified employees. The Company does not contribute to this plan. The deferred compensation accounts are shown as both assets and liabilities on the Company's financial statements and are available to creditors in the event of the Company's liquidation. The balance of the deferred compensation assets is $78,843 and the deferred compensation payable is $78,843 for the year ended December 31, 2020 and included in Investment securities and Accounts payable and accrued expenses on the Statement of Financial Condition.

**NOTE 8 - EMPLOYEE BENEFITS (continued)**

The following table summarizes plan assets measured by fair value at December 31, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| | Level 1 | Level 2 | Level 3 | Fair Value |
|---|---|---|---|---|
| Assets: | | | | |
| 409(a) Non-Qualified; | | | | |
| Mutual Funds | $78,843 | $ | $ | $78,843 |
| Total | $78,843 | $ | $ | $78,843 |

**Post-Retirement Medical Benefit Plan**

The Credit Union has a post-retirement medical benefits plan that is offered to substantially all its and the Company's employees provided the employee is at least 55 years of age and has obtained fifteen years of credited service upon retirement. The medical plan is contributory, with retirees reimbursing the Credit Union for a portion of the medical services provided. The medical plan is not funded. The Credit Union has the right to terminate or amend the medical plan at any time. The Company was allocated expenses of $73,236 for the year ended December 31, 2020 and included in Compensation and benefits on the Statement of Operations.

**NOTE 9 - NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020 the Company's net capital was $1,437,929 which was $1,395,530 in excess of its required net capital of $42,399. The Company's aggregate indebtedness to net capital ratio was 0.44 to 1.

**NOTE 10 – LEASES**

The Company has a noncancelable operating lease for office space with a commencement date of January 1, 2020. This operating lease has a remaining term of nine years, which include an option to extend the lease for one renewal period of 5 years. The option to renew is included in the current lease term as the Company believes it is reasonably certain that the renewal option will be exercised. Monthly lease expense is recognized as the calculated average lease payment over the term of the lease.

**NOTE 10 - LEASES (continued)**

| | |
|---|---|
| Operating Leases: | |
| Operating lease right-of-use assets | $ 307,378 |
| Operating lease liabilities | 312,238 |
| Discount Rate: | 2.29% |

Maturities of the lease liability under a noncancelable operating lease at December 31, 2020 are as follows:

| | |
|---|---|
| 2021 | $ 34,194 |
| 2022 | 35,219 |
| 2023 | 36,276 |
| 2024 | 37,364 |
| 2025 | 38,485 |
| Thereafter | 165,839 |
| Total undiscounted lease payments | $ 347,377 |
| Less: net present value adjustment | (35,139) |
| Total operating lease liability | $ 312,238 |

The discount rate used for the present value calculations is the Company's incremental borrowing rate at the time the lease is executed.

SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

**VISIONS ANALYSIS LLC**
**(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2020**

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Member's equity | | $ 6,041,413 |
| Less: non-allowable assets | | |
| Intangible assets | $ 4,442,117 | |
| Commission receivable | 34,543 | |
| Furniture and equipment - net | 34,318 | |
| Prepaid expenses | 13,663 | |
| Investment Securities | 78,843 | |
| | | 4,603,484 |
| Net capital before haircuts on securities positions | | 1,437,929 |
| Less: Haircuts and exempted securities | | 0 |
| NET CAPITAL | | $ 1,437,929 |
| AGGREGATE INDEBTEDNESS | | $ 635,983 |
| MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) | | $ 42,399 |
| MINIMUM NET CAPITAL DOLLAR REQUIREMENT | | $ 5,000 |
| MINIMUM NET CAPITAL REQUIRED | | $ 42,399 |
| EXCESS NET CAPITAL ($1,437,929 - $42,399) | | $ 1,395,530 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | $ 635,983 / $ 1,437,929 | 44.23% |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

**VISIONS ANALYSIS LLC**
**(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)**
**SCHEDULE II**
**RECONCILIATION OF COMPUTATION OF NET CAPITAL**
**UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2020**

| | | |
|---|---|---|
| NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited) | | $ 1,433,069 |
| Increases: Adjustment related operating lease right-of-use asset | $ 4,860 | 4,860 |
| Decreases: | 0 | 0 |
| NET CAPITAL, as reported in the Company's supplement schedule to the audited financial statements | | $ 1,437,929 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

**VISIONS ANALYSIS LLC**
**(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)**
**SCHEDULE III**
**INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**DECEMBER 31, 2020**

The Company has no possession or control obligation under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Bonadio & Co., LLP
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 25, 2021

To the Governance Committee:

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which Visions Analysis LLC (the Company) stated that:

1. The Company does not meet any of the exemption conditions of paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, but is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with these provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) carry accounts of or for customers; and (3) carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Bonadio + Co., LLP

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Visions Analysis LLC
24 McKinley Ave., Endicott, NY 13760

Exemption Report

December 31, 2020

Visions Analysis LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not meet any of the exemption conditions of paragraph (k) of 17 C.F.R. §240. 15c3-3;

(2) The Company did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but is filing an Exemption Report relying on Footnote 74 of the 2013 Release adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company; and

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. §240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. §240.15c3-3) throughout the most recent fiscal year without exception.

Visions Analysis LLC
I, Jeffrey Thatcher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 25, 2021

Bonadio & Co., LLP
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 25, 2021

To the Governance Committee:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Visions Analysis LLC (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a combined difference of $2;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio + Co., LLP

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

**SIPC-7**

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*20*******1396*********************MIXED AADC 220
69898 FINRA DEC
VISION ANALYSIS LLC
24 MCKINLEY AVE
ENDICOTT, NY 13760-5415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Bender 646-290-7248

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 4,235 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) July 9, 2020 (Date Paid) | ( 1,944 ) |
| C. | Less prior overpayment applied | ( 0 ) |
| D. | Assessment balance due or (overpayment) | 2,291 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 2,291 |

G. **PAYMENT:** √ **the box**
**Check mailed to P.O. Box** ☒ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ 2,291

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Visions Analysis LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 2021.

Managing Director
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,570,106 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,711,216 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 35,555 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,746,771 |
| 2d. SIPC Net Operating Revenues | $ 2,823,335 |
| 2e. General Assessment @ .0015 | $ 4,235 |
| | (to page 1, line 2.A.) |